Exhibit (e)(7)
DATED AS OF 19 FEBRUARY, 2009
CADBURY HOLDINGS LIMITED
- and -
ANDREW BONFIELD
SERVICE AGREEMENT

CONTENTS

1.	DEFINITIONS	1
2.	TERM OF APPOINTMENT	2
3.	POWERS AND DUTIES	2
4.	SALARY AND INCENTIVE PLAN	3
5.	RETIREMENT AND RISK BENEFITS	4
6.	FLEXIBLE BENEFITS	4
7.	SICKNESS	5
8.	EXPENSES	5
9.	HOLIDAYS	5
10.	INVENTIONS AND IMPROVEMENTS	5
11.	CONFIDENTIAL INFORMATION	7
12.	NON-SOLICITATION/NON-COMPETITION	7
13.	RETURN OF PROPERTY	11
14.	DIRECTORSHIP	11
15.	DEATH	11
16.	TERMINATION OF EMPLOYMENT	12
17.	PAYMENTS AND BENEFITS	13
18.	MISCELLANEOUS MATTERS	14
19.	NOTICES	15
20.	OTHER AGREEMENTS	15
21.	SEVERABILITY	15

22.	BINDING EFFECT	15
23.	GOVERNING LAW	16

THIS AGREEMENT is dated as of 19 February, 2009
BETWEEN:
(1)	CADBURY HOLDINGS LIMITED (registered in England No. 52457) whose registered office is at Cadbury House, Sanderson Road, Uxbridge, Middlesex UB8 1DH (the “Company”)

and

(2)	ANDREW BONFIELD of 199 Highland Terrace, Princeton, New Jersey, 058540, USA (the “Executive”)
WHEREBY IT IS AGREED as follows:
1. Definitions
     In this Agreement:

“Annual Incentive Plan”	means the Annual Incentive Plan (“AIP”) as from time to time in effect. References to the Executive’s “target AlP” at any point in time means the Executive’s target percentage under the AlP multiplied by his base salary at such time;

“Associated Company”	means a company which is from time to time a subsidiary or a holding company of the Company or a subsidiary (other than the Company) of a holding company of the Company, including, for the avoidance of doubt, Cadbury plc (registered number 6497379). In this definition “subsidiary” and “holding company” have the same meanings as in Section 1159 of the Companies Act 2006, as amended from time to time;

“the Board”	means the Board of Directors from time to time of the Company and of Cadbury plc or a duly appointed committee of either;

“the Bonus Share Retention Plan”	means the Cadbury plc 2008 Bonus Share Retention Plan adopted by the Standing Committee on 12th June, 2008, as amended from time to time.

“the Long Term Incentive Plan”	means the Cadbury plc 2008 Long Term Incentive Plan, established by a resolution of the Standing Committee passed on 14th May, 2008, as amended from time to time;

“Pay Period”	means a period of four weeks in respect of which the Company pays salary;
2.	Term of Appointment
(A)	The Executive shall join the Company on 16 February, 2009 and initially serve the Company in a senior capacity as Chief Financial Officer Designate and, from the date of his appointment to the Board (which it is anticipated will be no later than 1 May, 2009) subsequently as Chief Financial Officer of the Cadbury plc Board subject to the approval of the Executive’s appointment by shareholders at the next AGM of Cadbury plc (expected to be in May 2009) unless and until his employment shall be terminated (i) in accordance with Clause 16(A) or 16(B) or (ii) by the Company giving to the Executive not less than 12 months’ notice in writing expiring at any time or (iii) the Executive giving to the Company not less than 6 months notice in writing expiring at any time.

(B)	This Agreement and the Executive’s employment shall, in any event, terminate on the date on which the Executive reaches age 65.
3.	Powers and Duties
(A)	The Executive shall exercise such powers and perform such duties (not being duties inappropriate to his senior status) in relation to the business of the Company or any Associated Company as may from time to time be vested in or assigned to him by the Company. The Executive shall comply with all reasonable directions from, and all regulations of, the Company.

(B)	The Executive, who shall work such hours as may reasonably be required for the proper performance of his duties, shall devote the whole of his time, attention and abilities during those hours to carrying out his duties in a proper, loyal and efficient manner, shall during those hours devote his full attention to the business and affairs of the Company and shall use his best efforts, skills and abilities to promote its interests. Nothing in this Agreement shall preclude the Executive from engaging in charitable and community affairs and managing his personal investments, provided that such activities do not interfere with the performance of his duties or responsibilities hereunder. In addition, nothing in this Agreement shall preclude the Executive from serving as a Non-Executive Director in a company other than the Company or an Associated Company, provided that any such Non-Executive Directorship must be approved in advance by the Chief Executive Officer of the Company and must be in accordance with the Company’s policies and procedures for such positions as in effect from time to time.

(C)	The Executive shall travel to such places as the Company may from time to time reasonably require.

(D)	The Executive’s normal place of work shall be Group Headquarters, Cadbury House, Sanderson Road, Uxbridge, Middlesex, UBS 1DH or within a 25 mile radius of such location. The normal place of work of the Executive may be outside that 25 mile radius if agreed by the Executive and the Company.

(E)	The Company may at any time or from time to time after notice has been given under Clause 2(A) or for the purposes of investigating alleged misconduct, suspend the Executive from the performance of his duties or exclude him from any premises of the Company, subject to a maximum period of 6 months or, if longer, to coincide with all or any part of the period of notice given under Clause 2(A)), and in such event the Company shall give its reason for so doing. All benefits, including the Executive’s salary, bonus and other benefits provided under Clauses 4, 5, 6, 7, 8 and 9 will not cease to be payable by reason only of suspension or exclusion; provided, however, that in the event this period is intended to continue for the remaining period of notice in Clause 2(A), any payments payable under this Clause 3(E), to the extent required by Section 409A (as defined in Clause 23), will be delayed until the date 6 months and 2 days following such separation from service. During any period of suspension, the Executive wilt continue to be bound by the provisions of this Agreement and must continue at all times to conduct himself with good faith towards the Company and not do anything harmful to the Company,
4.	Salary and Incentive Plan
(A)	The Executive shall be paid every Pay Period in arrears for his services during his employment a salary notified to the Executive in writing on the date hereof or at such higher rate or rates as the Board or the Remuneration Committee of the Board may from time to time determine and notify to the Executive in writing, in those accounting years containing 53 weeks, the annual salary will be divided by 53 and 4/53rds paid for 12 Pay Periods and 5/53rds for one Pay Period.

(B)	The first review of the Executive’s salary shall be in the Company’s Pay Period 4 for 2010, At least once in each 12 months thereafter the Company shall review, but shall not be obliged to increase, the salary payable under this Agreement.

(C)	Throughout the Executive’s employment under this Agreement the Company may operate an annual incentive plan, a bonus share retention plan, and a long term incentive plan which may provide for the payment of additional remuneration to the Executive upon the attainment of targets specified in such plans. The Executive accepts and acknowledges that the terms of such plans may be changed from time to time and that the plans may from time to time be replaced. The Executive further accepts and acknowledges that, in drawing up the terms and conditions of such plans, the Company may, in its sole discretion, change the terms and conditions of such plans from the terms and conditions of prior plans, based on the Company’s determination of its business needs at that time. Without limiting the foregoing, the Company’s may change the types of targets used and the extent and manner in which the targets relate (or do not relate) to budget contracts, economic profit, total share owner return, earnings per share or other financial plans or policies of the Company. Although the Company may alter or replace the incentive plans:-
(i)	it must always be possible for the Executive to earn in each year up to the same proportion of his salary expressed as a percentage, as it was possible for him to earn in the immediately preceding year; and

(ii)	any plans (taken together) must provide a reasonable opportunity for the Executive to earn up to the same level of incentive award as the immediately preceding plans.
(D)	If the Company puts into place additional or alternative bonus schemes or incentive plans from those in effect on the date hereof, the aggregate amount which the Executive is likely to earn under all such schemes or plans shall be used for purposes of determining whether the Company has complied with Clause (C)(i) and (ii) above.

(E)	The Executive shall not be entitled to any other salary or fees as an ordinary or executive director or employee of the Company or any Associated Company and the Executive shall, as the Company may direct, either waive his right to any such salary or fees or account for the same to the Company.
5.	Retirement and risk benefits
In each Pay Period the Company will pay the Executive a retirement and risk benefit allowance equal to 30% of the Executive’s base salary paid in that Pay Period.
6.	Flexible Benefits
(A)	The Company, at is discretion, operates a flexible benefits scheme (the “Choices Benefit Plan”). under which the Executive has the flexibility to select the amount to be spent on certain benefits. The Choices Benefit Plan runs annually from the beginning of Pay Period 4 to the end of Pay Period 3 in the following year (the “Scheme Period”). In most cases, elections for benefits under the Choices Benefit Plan must be made in the prescribed form by mid to late March, annually. They will take effect in the next Scheme Period. If no form of election is received, the Company will apply the last election received to benefits for the next Scheme Period.
(B)	As part of the Executive’s participation in the Choices Benefit Plan, the Executive will receive an annual allowance under the Choices Benefit Plan (the “Choices Allowance”) of an amount notified to the Executive from time to time. The Executive may supplement his Choices Allowance by exchanging some of his base salary in return for an increase in his Choices Allowance (but any such reduction will have no effect on the amount payable under Clause 5).

(C)	Further details on the Choices Benefit Plan will be provided to the Executive by the Company.

(D)	The Company does not guarantee or underwrite the value of the choices made under the Choices Benefit Plan and will be under no obligation to make good any loss in value of a benefit to the Executive during the Scheme Period.

(E)	The Company cannot give and is not giving independent financial advice about the choices the Executive makes. If the Executive has any specific concerns he should refer them to an independent financial adviser.

(F)	Throughout the Executive’s employment under this Agreement if the Company alters or withdraws any or all of the benefits described in this Clause 6 so that their aggregate value is reduced by at least ten per cent when compared with their value immediately before their alteration or withdrawal, then the Company shall increase the salary payable to the Executive by an amount equivalent to the gross sum required to enable the Executive to provide the relevant benefits for himself on the basis upon which they were provided immediately before the alteration or withdrawal was made. In this Clause “value” means the cash cost to the Executive of providing the benefits.
7.	Sickness
In the event that the Executive is incapacitated by bodily or mental ill-health or accident from performing his duties, the Company shall for the first 20 weeks of any such incapacity continue to pay the Executive his basic salary; the Company may, however, deduct from the Executive’s basic salary an amount equal to any social security benefits which he is entitled to claim during such absences (including absences during periods of notice).
8.	Expenses
The Company shall reimburse to the Executive, against production of receipts if requested, all reasonable travelling, hotel, entertainment and other out-of-pocket expenses which he may from time to time be authorised to incur in the execution of his duties hereunder. The Executive shall submit all invoices for such incurred costs to the Company no later than 30 days prior to the end of the taxable year following the taxable year in which they were incurred. The Company shall reimburse the Executive for such costs within 14 days of receipt of such invoices.
9.	Holidays
(A)	The core annual holiday entitlement for the Executive is 25 days (pro rata in the first year of employment) plus 8 public and bank holidays (pro rata in the first year of employment). The holiday year runs from 1 April to the following 31 March and holiday must be taken during that period at times agreed with the Chief Executive. During annual, public and bank holidays the Executive will be paid his basic salary.

(B)	If the Executive leaves the Company during a holiday year, the Executive’s holiday entitlement will be calculated on a pro rata basis. Where accrued holiday cannot be taken on termination of employment, payment in lieu of holiday will be made calculated on the basis of 1/260th of his current annual base salary for each outstanding day’s holiday. Where the Executive has taken holiday in excess of his holiday entitlement a sum equivalent to any salary received for holiday taken in excess of his holiday entitlement will be deducted by the Company from any sums due to the Executive, calculated on the basis of 1/260th of his current annual base salary for each day taken in excess of his holiday entitlement.
10.	Inventions and improvements
(A)	In this Clause “Intellectual Property” means inventions (whether patentable or not. and whether or not patent protection has been applied for or granted), improvements, developments, discoveries, proprietary information, trade marks, trade names, logos, art work, slogans, know-how, processes, designs (whether or not registrable and whether or not design rights subsist in them), utility models, works in which copyright may subsist (including computer software and preparatory and design materials therefor), and all works protected by rights or forms of protection of a similar nature or having equivalent effect anywhere in the world.

(B)	Subject to the provisions of the Patents Act 1977 (“PA 1977”), the Registered Designs Act 1949 and the Copyright Designs and Patents Act 1988 (“CDPA 1988”), if at any time in the course of or in connection with his employment under this Agreement the Executive makes or discovers or participates in the making or discovery of any intellectual Property directly or indirectly relating to or capable of being used in the business of the Company or any Associated Company, full details of the Intellectual Property shall immediately be disclosed in writing by him to the Company and the Intellectual Property shall be the absolute property of the Company, At the request and expense of the Company, the Executive shall give and supply all such information, data, drawings and assistance as may be necessary or in the opinion of the Company desirable to enable the Company to exploit the Intellectual Property to the best advantage, and shall execute all documents and do all things which may be necessary or in the opinion of the Company desirable for obtaining patent or other protection for the Intellectual Property in such parts of the world as may be specified by the Company and for vesting the same in the Company or as it may direct.

(C)	In relation to the discovery or creation of Intellectual Property in the course of his duties under this Agreement, the Executive irrevocably appoints the Company to be his attorney in his name and on his behalf to sign, execute or do any such instrument or thing and generally to use his name for the purpose of giving to the Company (or its nominee) the full benefit of the provisions of this Clause, and in favour of any third party a certificate in writing signed by any director of the Company or the Group Secretary that any instrument or act falls within the authority conferred by this Clause shall be conclusive evidence that such is the case.

(D)	If the Executive shall at any time make or discover or participate in the making or discovery of Intellectual Property which belongs to the Company, the Executive shall not without the written consent of the Company apply for patent or other protection for the Intellectual Property either in the United Kingdom or elsewhere, and shall not do anything which might adversely affect the Company’s right to obtain patent or other protection therefor.

(E)	The Executive hereby assigns to the Company by way of prospective assignment the copyright and rights in designs (whether registered or unregistered) and any other proprietary rights for the full terms thereof throughout the world in respect of all copyright works and designs originated, conceived or made by the Executive (except only those copyright works and designs wholly unrelated, both directly and indirectly, to the activities of the Company or any Associated Company and those written, originated, conceived or made wholly outside the period of the Executive’s employment under this Agreement). The Executive hereby expressly waives any and all of his moral rights and rights of a similar nature (including the rights conferred by Sections 77, 80 and 84 of the CDPA 1988) in respect of all copyright works created by the Executive and owned by the Company.

(F)	For the purposes of Section 39(1)(a) of the PA 1977, the course of the normal duties of the Executive shall include the use of the equipment, supplies, facilities, research, know-how, technology, trade secrets and confidential information of the Company and any Associated Company and the Executive has the duty to use the same for the sole benefit of the Company or Associated Company (as appropriate) so that any invention made by the Executive which in any way depends upon or was made or facilitated by the use of the equipment, supplies, facilities, research, know-how, technology, trade secrets or confidential information of the Company or any Associated Company shall belong to the Company. The Company and the Executive agree that the nature of the duties and responsibilities of the Executive are and are expected to continue to be such that the Executive has a special obligation to further the interests of the Company’s undertaking within the meaning of Section 39(1) (b) of the PA 1977, and that all inventions made by the Executive in the course of his duties do and shall belong to the Company.

(G)	Rights and obligations under this Clause shall continue in force after termination of this Agreement in respect of Intellectual Property made or discovered during the Executive’s employment under this Agreement and shall be binding upon his heirs, successors, assigns and representatives.
11.	Confidential Information
The Executive shall not, either during his employment or thereafter, use to the detriment or prejudice of the Company or any Associated Company or, except in the proper course of his duties, divulge to any person any trade secret or any other confidential information concerning the business or affairs of the Company or any Associated Company which may have come to his knowledge during his employment. Nothing in this Agreement shall preclude the Executive from making a “protected disclosure” in accordance with the provisions of the Employment Rights Act 1996 (“whistleblowing”).
12.	Non-Solicitation/Non-Competition
(A)	In this Clause:
“Business” means any business or businesses of the Company or any company in the Group in or with which the Executive has been involved or concerned at any time during the period of 52 weeks prior to the Termination Date;
“directly or indirectly” means acting either alone or jointly with or on behalf of any other person, firm or company, whether as principal, partner, manager, executive, employee, contractor, director, consultant, investor or otherwise;
“Group” means the Company and each Associated Company;
“Key Personnel” means any person who is at the Termination Date or was at any time during the period of 52 weeks prior to the Termination Date employed or engaged in the Business in a managerial capacity;
“Prospective Customer” means any person, firm or company who has been engaged in negotiations in the period of 52 weeks prior to the Termination Date, with which the Executive has been personally involved, with the Company or a company in the Group with a view to purchasing goods and services from the Company or any company in the Group;
“Relevant Customer” means any person, firm or company who at any time during the 52 weeks prior to the Termination Date was a customer or client of the Company or any company in the Group, with whom or which the Executive has dealt other than in a de minimis way or for whom or which the Executive was responsible on behalf of the Company or any company in the Group at any time during that period;
“Relevant Goods or Services” means any goods or service competitive with those supplied by the Company or any company in the Group at any time during the 52 weeks prior to the Termination Date in the supply of which the Executive was involved or concerned at any time during that period;
“Relevant Period” means:
(a)	for the purposes of Clause 12(B) the period of 52 weeks from the Termination Date; and

(b)	for the purposes of Clause 12(C) the period of 104 weeks from the Termination Date; and

(c)	for the purposes of Clause 12(D) the period of 104 weeks from the Termination Date;
In each case less any number of weeks during which the Executive has been suspended from his duties pursuant to Clause 3(E) for a period which expires on or shortly before the Termination Date;
“Relevant Supplier” means any person, firm or company who at any time during the 52 weeks prior to the Termination Date was a supplier of any goods or services (other than utilities and goods or services supplied for administrative purposes) to the Company or any company in the Group with whom or which the Executive had personal dealings during his employment other than in a de minimis way; and
“Termination Date” means the date on which the Executive’s employment terminates.
     (B) Non-competition
(a)	Without prejudice to any other provision of this Agreement the Executive will not without the prior written consent of the Company directly or indirectly at any time within the Relevant Period engage or be concerned or interested in any business concern which (a) competes or (b) will at any time during the Relevant Period compete with the Business. This clause shall not restrain the Executive from being engaged or concerned in any business insofar as his duties or work shall relate solely:
(i)	to geographical areas where She business concern is not in competition with the Business; or

(ii)	to services or activities of a kind other than involving the Relevant Goods or Services.
(b)	The Executive acknowledges and agrees that in his capacity as a senior officer he is privy to highly confidential information relating to the global business of the Company and the Group, including (without limitation) information on the strategic plans and objectives of the Business. Accordingly, without the consent of the Company, the Executive agrees (without prejudice to any other provision of this Agreement) that he will not, during the Relevant Period, either personally or by an agent directly or indirectly either on his own account or for any other person, firm or company or in association with or in the employment of any other person, firm or company be engaged in or concerned directly or indirectly in any executive, technical or advisory capacity in certain businesses which compete globally with the business of the Company and the Group, the names of which shall be notified to him from time to time and in any event on the Termination Date. At the date of this Agreement those businesses include:
Nestle S.A.;
Kraft Foods Inc;
Hershey Foods Corporate;
Ferrero SpA;
Mars, Incorporated; and
Wm. Wrigley Jr. Company
For the purposes of this Clause 12(B) the list of companies set out above or notified to the Executive shall include all direct and indirect subsidiaries and divisions of these companies.
(C)	Non-solicitation and non-dealing — The Executive shall not without the prior written consent of the Company directly or indirectly at any time within the Relevant Period:
(a)	solicit the custom of: or

(b)	facilitate or assist the solicitation of; or

(c)	deal with,

any Relevant Customer in respect of any Relevant Goods and Services; or

(a)	solicit the custom of; or

(b)	facilitate or assist the solicitation of; or

(c)	deal with,

any Prospective Customer in respect of any Relevant Goods or Services; or

(a)	interfere; or

(b)	endeavour to interfere.

with the continuance of supplies to the Company and/or any company in the Group (or the terms relating to those supplies) by any Relevant Supplier.
(D)	The Executive shall not without the prior written consent of the Company directly or indirectly at any time during the Relevant Period:
(a)	entice away from the Company or any company in the Group; or

(b)	endeavour to entice away from the Company or any company in the Group; or

(c)	employ or engage; or

(d)	endeavour to employ or engage; or

(e)	assist any other person to do any of the foregoing,

any Key Personnel.
(E)	The Executive agrees that if he receives an offer of employment (whether oral or in writing and whether accepted or not) either during the continuance of this Agreement or during the continuance of any other restrictions set out in this Clause 12 he shall immediately inform the Company of the identity of the offer and its terms. Without prejudice to the Executive’s obligation in relation to confidentiality, he will provide to the person making the offer details of the substance of the restrictions contained in this Clause 12.

(F)	The provisions of this Clause shall constitute severable undertakings given for the benefit of the Company and each company in the Group and may be enforced by the Company on behalf of any of them.

(G)	The Executive will not at any time after the end of his employment directly or indirectly represent himself as being in any way connected with or interested in the business of the Group (except, if it be true, as a shareholder of the Company or as a director of the Company).

(H)	The Executive acknowledges that the restrictions contained in this Clause 12 in view of the nature of the business in which the Group is engaged, are reasonable and necessary in order to protect the legitimate interests of the Group and that any violation of them would result in irreparable injuries to the Group which would not be readily ascertainable or compensable in terms of money, and therefore the Executive further acknowledges that, in the event of his violation of any of these restrictions, the Group shall be entitled to obtain from any court of competent jurisdiction temporary, preliminary and permanent injunctive relief as well as damages and an equitable accounting of all earnings, profits and other benefits arising from his violation, which rights shall be cumulative and in addition to any other rights or remedies to which the Group may be entitled. The Executive further agrees that if it is determined by a court that he breached the terms of this Clause 12 the Group shall be entitled to recover from him all costs and reasonable legal fees incurred as a result of the Company’s attempts to redress his breach or to enforce the Company’s rights and protect the Company’s legitimate interests.

13. Return of Property
The Executive shall promptly whenever requested by the Company and in any event upon the termination of his employment deliver up to the Company all property belonging to the Company or any Associated Company including without limitation phones, computers, fax machines, credit cards and all lists of clients or customers, correspondence and all other documents, papers and records which may have been prepared by him or have come into his possession, custody or control in the course of his employment, and the Executive shall not be entitled to and shall not retain any copies thereof. Title and copyright therein shall vest in the Company.
If, following the termination of his employment, the Executive is involved in any dispute or litigation (other than any dispute or litigation against the Company or an Associated Company) which relates to his employment with the Company, the Company shall, subject to the Executive entering into an appropriate confidentiality undertaking, make available to the Executive such information in its possession as he may reasonably request for the purposes of that dispute or litigation.
14.	Directorship
(A)	The removal of the Executive from the office of Director of the Company or the failure of Cadbury plc in general meeting to re-elect the Executive as a Director of that company (if under the Articles of Association for the time being of the Company he shall be obliged to retire by rotation or otherwise) shall terminate the Executive’s employment under this Agreement. Such termination shall be taken to be a breach by the Company of this Agreement unless at the time of removal or failure to re-elect the Company was entitled to terminate the Executive’s employment in accordance with Clause 16(A). The Executive shall not during his employment resign his office as a Director of the Company or of any Associated Company (unless the Executive is entitled to terminate this Agreement in accordance with Clause 16(B)) or do anything which could cause him to be disqualified from continuing to act as such a Director.

(B)	Upon the termination of the Executive’s employment howsoever arising and without prejudice to any rights which he may have under this Agreement the Executive shall forthwith resign from office as a Director of the Company and any and all Associated Companies in default of which the Company is hereby irrevocably authorised to appoint some person in his name and on his behalf to sign any documents and do any things necessary to give effect thereto.
15.	Death
Upon the death of the Executive, salary shall be paid for the then current pay period.

Any entitlement which the Executive has or may have under the AIP, the Long Term Incentive Plan, the Bonus Share Retention Plan and any other plans in which the Executive has participated will be determined in accordance with the rules of the relevant plan.
16. Termination of Employment
(A)	If the Executive:
(i)	shall be or become incapacitated from any cause whatsoever from efficiently performing his duties hereunder for 12 consecutive months or for 120 working days in aggregate in any period of 12 consecutive months: or

(ii)	shall have an order under Section 253 of the Insolvency Act 1988 made in respect of him or an interim receiver of his property is appointed under Section 288 of that Act; or

(iii)	shall be or become prohibited by law from being a Director; or

(iv)	shall be convicted of a serious crime or shall engage in a dishonest act against the Company or any Associated Company or shall engage in any wilful misconduct that is injurious to the financial condition or business reputation of the Company or any Associated Company;
then the Company shall be entitled by notice in writing to the Executive to terminate forthwith his employment under this Agreement. The Executive shall have no claim against the Company by reason of such termination.
Any delay or forbearance by the Company in exercising any right of termination shall not constitute a waiver of it.
(B)	If the Company:
(i)	shall reduce salary or fail to provide incentive awards as set forth in Clause 4: or

(ii)	shall commit any material breach of this Agreement, including, without limitation, a breach as set forth in Clause 14(A) of this Agreement or a failure by the Company to comply with any of its obligations as set forth in Clauses 2(A), 3(D) 5, 6, 7, 8 or 9 of this Agreement; or

(iii)	shall purport summarily to terminate this Agreement other than pursuant to Clause 2(B), Clause 16(A) or Clause 17(A)(i); or

(iv)	shall alter materially and adversely either the scope of the Executive’s job or the manner of its performance or the level of the Executive’s responsibilities or his reporting requirements or materially reduce the scope of the Executive’s duties; ornbsp;

(v)	shall fail to cause any successor in business to the Company to enter into an agreement with the Executive on the same terms as this Agreement as they are in force at the time that it succeeds to the business;
then the Executive shall be entitled by notice in writing to the Company to terminate forthwith his employment under this Agreement.
(C)	Where notice is given under Clause 16(B) then the Executive shall not be entitled to a payment under Clause 17(A) unless he has:
(i)	notified the Company in writing within 90 days of Executive’s knowledge of the initial existence of a condition described in Clause 16(B);

(ii)	allowed the Company 30 days (the “Correction Period”) from the date of receiving such written notification from the Executive to redress the situation; and

(iii)	terminated his employment within 30 days following the expiration of the Correction Period, assuming that the Company has not remedied the condition described in Clause 16(B).
17.	Payments and Benefits
(A)	Notwithstanding the provisions of Clauses 2(A) and 16 of this Agreement:
(i)	the Company may instead, at its sole discretion, terminate the Executive’s employment by giving written notice to him that it is exercising its rights under this Clause 17(A) to terminate the employment by electing to make 4 Weekly Payments (as defined below) to him; and/or

(ii)	in any of the circumstances specified in Clause 16(B) where the Executive terminates the employment, then subject to Clause 16(C), the Company shall make 4 Weekly Payments (as defined below) to the Executive on the termination of the employment.
The maximum number of 4 Weekly Payments shall be 13 (totalling 52 weeks) unless notice under Clause 2 has been previously given and the Executive has worked part of that notice period, in which case the maximum number of 4 Weekly Payments shall be reduced accordingly to reflect the remaining period of notice. The 4 Weekly Payments shall commence on the date notice is given to or by the Executive under this Clause 17{A) or such date thereafter as the Company shall determine (being not later than one month after the date of notice) and the Executive’s employment under this Agreement shall cease on that day (the “Commencement Date”).
(B)	Subject to adjustments as contemplated below each 4 Weekly Payment shall be calculated as the aggregate of (i) the Executive’s basic salary at the date notice is given divided by thirteen; and (ii) the Executive’s target 4 Weekly entitlement under the Company’s AIP (calculated by dividing the target AIP by thirteen). Each 4 Weekly Payment shall then be paid on a 4 weekly basis subject to such deductions as may be required by law and in accordance with Clause 17(E) below.

(C)	Any entitlement which the Executive has or may have under the AIP, the Long Term incentive Plan, the Bonus Share Retention Plan and any other plans in which the Executive has participated shall be determined in accordance with the rules of the relevant Plans.

(D)	The Executive shall be under a duty, beginning on the Commencement Date, to use reasonable endeavours actively to seek a suitable alternative remunerated position (defined below) and shall also be required to keep the Company informed in relation to his search when reasonably requested.

(E)	If the Executive obtains an alternative remunerated position during the period for payment of the 4 Weekly Payments then:
(i)	each of the 4 Weekly Payments still outstanding shall be reduced by the 4 Weekly remuneration (including the value of all benefits as calculated below) earned by the Executive whether by way of salary, bonus, excess pension, fees or equity, or to which the Executive is entitled, from the alternative remunerated position, and only the balance shall be due to the Executive;

(ii)	for the purposes of calculating the amount of the deduction in respect of remuneration from the alternative remunerated position, any entitlement to bonus shall be calculated by dividing the notional target annual bonus by thirteen. Any entitlement to excess pension shall be calculated as the amount which the new employer contributes to a pension scheme on the Executive’s behalf (at the long term contribution rate and ignoring any adjustment to reflect an overall deficit or surplus in the scheme) insofar as that amount exceeds the retirement and risk benefit allowance being paid to the Executive under Clause 5 on the Commencement Date. Any entitlement to equity shall be calculated as the market value of the relevant shares on the date granted to the Executive, taking into account any restrictions which may be imposed on it.
(F)	For the purposes of this Clause 17 “alternative remunerated position” shall mean any position whether under a contract of employment, consultancy arrangement or non executive appointment or otherwise whereby the Executive is directly or indirectly remunerated, whether by way of salary, bonus, pension, fees, equity or otherwise. A non-executive appointment held prior to the Commencement Date shall be excluded unless the Executive was obliged before, but not after, to account to the Company for fees or remuneration from that appointment.

(G)	The Executive will not be entitled to receive any payment in addition to the 4 Weekly Payments in respect of any holiday entitlement that would have accrued during the period for which the 4 Weekly Payments are made, and will not accrue any entitlement to retirement and risk benefits allowances or any bonus scheme operated by the Company during such period.

(H)	The Company’s determination as to the value of any benefit or entitlement provided under the alternative remunerated position for the purposes of this Clause 17, shall be binding on the parties in the absence of manifest error.

(I)	Notwithstanding the foregoing, if the Executive is a specified employee as of the date of such termination, payment of any payments or benefits made under this Clause 17 that are nonqualified deferred compensation subject to Section 409A (as defined in Clause 23) will be delayed six months and two days after the Executive’s date of termination.
18.	Miscellaneous Matters
(A)	None of the Executive’s employment with any previous employer counts as part of the Executive’s continuous period of employment with the Company for the purpose of the Employment Rights Act 1996. The Executive’s employment with the Company began on 16 February, 2009.

(B)	If the Executive has a grievance relating to his employment he may apply in person to the Chief Executive of the Company. If the matter is not then settled, the Executive may write to the Remuneration Committee of the Board setting out full details of the matter.

(C)	The Executive consents to the Company and any Associated Company holding and processing, both electronically and manually, the data it collects in relation to the Executive in the course of the Executive’s employment, for the purposes of the administration of the Company and any Associated Company and the management of their employees and business and for compliance with applicable procedures, law and regulation and to the transfer, storage and processing by the Company or any Associated Company of such data outside the European Economic Area, in particular to and in the USA and any other country in which the Company and any Associated Company have offices.

(D)	The Contracts (Rights of Third Parties) Act 1999 shall not confer any benefit on any person who is not a party to this Agreement, but this Clause shall be without prejudice to the rights which any Associated Company would otherwise have had.

(E)	Telephone calls made and received by the Executive using the Company’s equipment and use of the Company’s email system to send or receive personal correspondence may be recorded by the Company on its communications systems. Any recordings made shall at all times remain the property of the Company and, if necessary, will be used as evidence in the case of disputes with employees or clients.
19.	Notices
All notices hereunder shall be in writing and deemed given if delivered by hand and receipted or if mailed by registered mail, return receipt requested. Notices to the Company shall be directed to the Company Secretary at the Company’s headquarters. Notices to the Executive should be directed to the Executive’s last known home address.
20.	Other Agreements
(A)	This Agreement sets forth the entire agreement and understanding of the parties hereto with respect to the matters covered hereby. Any other contracts of employment between the Company and any Associated Companies and the Executive are hereby cancelled by mutual agreement with effect from the date hereof without prejudice to any right of the Executive to incentives or other remuneration which shall have accrued due prior to that date and remain unpaid.

(B)	The Executive acknowledges and warrants that there are no agreements or arrangements whether written, oral or implied between the Company or any Associated Company and the Executive relating to the employment of the Executive other than those expressly set out in this Agreement and that he is not entering into this Agreement in reliance on any representation not expressly set out herein.
21.	Severability
In the event that any provision or portion of this Agreement shall be determined to be invalid or unenforceable for any reason the remaining provisions of this Agreement shall remain in full force and effect to the fullest extent permitted by law.
22.	Binding Effect
This Agreement shall be binding upon and inure to the benefit of the Executive, the Company, any Associated Company and any successor organisation or organisations which shall succeed to substantially all the business and property of the Company, whether by means of merger, demerger, consolidation, acquisition of shares or acquisition of substantially all the assets of the Company or otherwise, including by operation of law.

23.	Section 409A
Each payment under this Agreement, including each payment in a series of instalment payments, is intended to be a separate payment for purposes at Treas. Reg. § 1.409A-2(b), and is intended to be: (i) exempt from Section 409A of the Code, the regulations and other binding guidance promulgated thereunder (“Section 409A”), including, but not limited to, by compliance with the short-term deferral exemption as specified in Treas. Reg. § 1.409A-1(b)(4) and the involuntary separation pay exception within the meaning of Treas. Reg. § 1.409A-1(b)(9)(iii), or (ii) in compliance with Section 409A, including, but not limited to, being paid pursuant to a fixed schedule or specified date pursuant to Treas. Reg. § 1.409A-3(a) and the provisions of this Agreement will be administered, interpreted and construed accordingly (or disregarded to the extent such provision cannot be so administered, interpreted, or construed).
IN WITNESS whereof this Agreement has been entered by or on behalf of the parties the day and year first before written and executed as a Deed:

Executed as a deed by CADBURY HOLDINGS LIMITED	)
acting by two directors/a director and the	)
secretary	)	/s/ H. Todd Stitzer

Director /s/ Henry Udow

Executed as a deed by [ ]	)	Director/Secretary /s/ Andrew Bonfield

in the presence of: /s/ [Witness]	)	Director
Signature of witness [Witness]
Printed name of witness
193 Fordwych Road NW2 3NH Address of witness
P.A. Occupation of witness